

February 24, 2023

Scott A. Anderson
Chief Accounting Officer
KAR Auction Services, Inc.
11299 N. Illinois Street
Carmel, Indiana 46032

      Re: KAR Auction Services, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2021
         Filed February 23, 2022
         Form 10-Q for Fiscal Period Ended September 30, 2022
         Filed November 2, 2022
         File No. 001-34568

Dear Scott A. Anderson:

      We have reviewed your January 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 27, 2022 letter.

Form 10-Q for Fiscal Period Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   Refer to your response to comment 8. For the nine months ended September 2022, please show us in detail how the amounts of the gain on discontinued operations of $521.8 million and net cash used in operating activities by discontinued operations of $435.6 million were computed. In regard to the net cash used, please explain the reason for the amounts of the material underlying components (e.g., changes in accounts receivable and accounts payable cited in the response), how they are associated with the discontinued operations and the reason they are either a provision or usage of cash.

Liquidity and Capital Resources
Summary of Cash Flows, page 43

2. Refer to your response to comment 9. In the example of your intended revised disclosure you refer to noncash items. However, these do not appear to actually affect cash. Please discuss in your analysis the items that actually impact operating cash. Additionally, provide discussion regarding material underlying factors cited when it is not apparent why and the extent they impact operating cash, for example, wholesale vehicle values and timing cited in your intended revised disclosure.

3. The discussion in the first paragraph on page 10 of your response to comment 9 appears to be useful information in understanding changes in operating cash flows of continuing operations and supporting your contention that cash provided by operating activities is sufficient to meet your operating needs for the foreseeable future. Please consider including this in your disclosure.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services